EXHIBIT 12

K2 Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges (1)

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Thousands, except ratios)
Earnings (loss) from continuing operations:
Earnings (loss) from continuing operations before taxes	$(206,512)	$59,817	$17,575	$18,570	$(11,975)
Adjustments:
Fixed charges from continuing operations	35,458	24,804	11,516	9,928	14,432

	$(171,054)	$84,621	$29,091	$28,498	$2,457

Fixed charges from continuing operations:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$30,352	$21,449	$9,950	$8,966	$13,631
Interest included in rent	5,106	3,355	1,566	962	801

Total fixed charges from continuing operations	$35,458	$24,804	$11,516	$9,928	$14,432

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	$(206,512)	3.4x	2.5x	2.9x	$(11,975)

(1)	K2 computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before taxes, adjusted for fixed charges from continuing operations), by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense. For years 2005 and 2001, earnings were inadequate to cover fixed charges. 2005 earnings loss included a non-cash intangible impairment charge of $253.2 million.